FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934


                For the Period July 1, 2001 to September 30, 2001

                         SPECTRUM SIGNAL PROCESSING INC.
                        --------------------------------
                 (Translation of Registrant's Name into English)

         2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                Form 20-F [X]    Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                     Yes  [ ]    No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________________

                         SPECTRUM SIGNAL PROCESSING INC.

                       FOR THE QUARTER ENDED SEPTEMBER 30, 2001

                         PART I. FINANCIAL INFORMATION

           The Company hereby incorporates by reference the contents of this Report on Form 6-K into its registration statement on Form F-3 (File No. 333-58115).

ITEM 1.  FINANCIAL STATEMENTS

SPECTRUM SIGNAL PROCESSING, INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars, except share amounts)
Prepared in accordance with United States generally accepted accounting principles
=========================================================================================================================
                                                                                              December 31,   September 30,
ASSETS                                                                                           2000            2001
-------------------------------------------------------------------------------------------------------------------------
                                                                                               (Audited)      (Unaudited)
Current assets
    Cash and cash equivalents                                                                    $ 2,538         $ 1,893
    Accounts receivable                                                                            7,598           3,808
    Inventories                                                                                    3,140           2,604
    Prepaid expenses                                                                                 148             104
-------------------------------------------------------------------------------------------------------------------------
                                                                                                  13,424           8,409

Property and equipment                                                                             3,030           3,014
Other assets                                                                                       2,005               -
-------------------------------------------------------------------------------------------------------------------------

                                                                                                $ 18,459        $ 11,423
=========================================================================================================================


LIABILITIES AND STOCKHOLDERS' EQUITY
-------------------------------------------------------------------------------------------------------------------------

Current liabilities
    Accounts payable                                                                             $ 3,808         $ 2,960
    Accrued liabilities                                                                            1,924           1,475
-------------------------------------------------------------------------------------------------------------------------
                                                                                                   5,732           4,435

Stockholders' equity
Share capital
    Authorized: 50,000,000 common shares, no par value
    Issued: 12,547,285 (2000 - 12,373,168)
    Outstanding: 12,313,985 (2000 - 12,139,868)                                                   21,125          21,308
Additional paid-in capital                                                                           216             227
Warrants                                                                                             423             412
Treasury stock, at cost, 233,300 shares (2000 - 233,300)                                          (1,232)         (1,232)
Deficit                                                                                           (6,181)        (11,845)
Accumulated other comprehensive income
    Cumulative translation adjustments                                                            (1,624)         (1,882)
-------------------------------------------------------------------------------------------------------------------------
                                                                                                  12,727           6,988
-------------------------------------------------------------------------------------------------------------------------

                                                                                                $ 18,459        $ 11,423
=========================================================================================================================
See accompanying notes to consolidated financial statements.


                                       1




SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in thousands of United States dollars, except per share amounts)
Prepared in accordance with United States generally accepted accounting principles
=======================================================================================================================
                                                      Three months ended September 30,  Nine months ended September 30,
                                                             2000            2001              2000            2001
-----------------------------------------------------------------------------------------------------------------------
                                                          (Unaudited)     (Unaudited)       (Unaudited)     (Unaudited)

Sales                                                      $ 7,353         $ 4,375          $ 18,825        $ 14,874
Cost of sales                                                2,939           1,731             7,513           5,981
---------------------------------------------------------------------------------------------------------------------
                                                             4,414           2,644            11,312           8,893

Expenses
    Administrative                                           1,248           1,290             3,641           3,772
    Sales and marketing                                      1,427           1,295             4,341           3,607
    Research and development                                 1,743           1,773             5,052           4,701
    Amortization                                               357             184             1,070           1,042
    Write-down of other assets                                   -               -                 -           1,468
---------------------------------------------------------------------------------------------------------------------
                                                             4,775           4,542            14,104          14,590
---------------------------------------------------------------------------------------------------------------------

Loss from operations                                          (361)         (1,898)           (2,792)         (5,697)

Other
    Interest expense and bank charges                           42               1                56              24
    Other income                                                (4)            (38)              (17)            (69)
---------------------------------------------------------------------------------------------------------------------
                                                                38             (37)               39             (45)

Loss before income taxes                                      (399)         (1,861)           (2,831)         (5,652)

Income tax expense (recovery)
    Current                                                    161               2                99              12
    Deferred                                                   (94)              -              (149)              -
---------------------------------------------------------------------------------------------------------------------
                                                                67               2               (50)             12

---------------------------------------------------------------------------------------------------------------------
Net loss                                                      (466)         (1,863)           (2,781)         (5,664)
---------------------------------------------------------------------------------------------------------------------

Deficit, beginning of period                                (4,828)         (9,982)           (2,513)         (6,181)

---------------------------------------------------------------------------------------------------------------------
Deficit, end of period                                    $ (5,294)     $  (11,845)        $  (5,294)      $ (11,845)
=====================================================================================================================

Loss per share, basic and diluted                         $  (0.05)     $    (0.15)        $   (0.27)      $   (0.46)

Weighted average shares, basic and diluted (in thousands)   10,306          12,314            10,263          12,280
=====================================================================================================================
See accompanying notes to consolidated financial statements.


                                       2





SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in thousands of United States dollars)
Prepared in accordance with United States generally accepted accounting principles
=========================================================================================================================
                                                         Three months ended September 30,  Nine months ended September 30,
                                                                2000            2001              2000            2001
-------------------------------------------------------------------------------------------------------------------------
                                                            (Unaudited)     (Unaudited)       (Unaudited)     (Unaudited)

Net loss                                                        $ (466)       $ (1,863)         $ (2,781)       $ (5,664)

Other comprehensive loss
    Foreign currency translation                                   (90)           (124)             (297)           (258)

-------------------------------------------------------------------------------------------------------------------------
Comprehensive Loss                                              $ (556)       $ (1,987)         $ (3,078)       $ (5,922)
=========================================================================================================================


See accompanying notes to consolidated financial statements.


                                       3




SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
Prepared in accordance with United States generally accepted accounting principles
=========================================================================================================================

                                                         Three months ended September 30,  Nine months ended September 30,
                                                                2000            2001              2000            2001
-------------------------------------------------------------------------------------------------------------------------
                                                             (Unaudited)     (Unaudited)       (Unaudited)     (Unaudited)
 Cash flows from operating activities
     Net loss from operations                                   $ (466)       $ (1,863)         $ (2,781)       $ (5,664)
     Adjustments to reconcile net loss to net cash
       provided by operating activities
         Amortization                                              555             184             1,674           1,042
         Write-down of other assets                                  -               -                 -           1,468
         Deferred income taxes                                     (83)              -              (122)              -
         Changes in operating assets and liabilities
                 Accounts receivable                               201           1,644              (259)          3,486
                 Inventories                                       207             110              (873)            386
                 Prepaid expenses                                   18              86               (91)             37
                 Accounts payable                                  929             (82)              228            (670)
                 Accrued liabilities                               (75)             35               466            (360)
-------------------------------------------------------------------------------------------------------------------------
 Net cash provided by (used for) operating activities           (3,796)            114            (6,840)           (275)
-------------------------------------------------------------------------------------------------------------------------

 Cash flows from investing activities
     Purchase of property and equipment                           (307)           (200)             (944)           (702)
-------------------------------------------------------------------------------------------------------------------------
 Net cash used for investing activities                           (307)           (200)             (944)           (702)
-------------------------------------------------------------------------------------------------------------------------

 Cash flows from financing activities
     Increase in bank indebtedness                                 910               -             2,907               -
     Issue of shares from share options                              8               -               452             148
     Issue of shares from Employee Share Purchase Plan               -               -                74              34
     Repayment of long-term debt                                     -               -               (72)              -
-------------------------------------------------------------------------------------------------------------------------
 Net cash provided by financing activities                       5,659               -             8,102             182
-------------------------------------------------------------------------------------------------------------------------

 Effect of foreign currency exchange rates on cash and cash
    equivalents                                                     15             128                39             150
-------------------------------------------------------------------------------------------------------------------------

 Net decrease in cash and cash equivalents during the period     1,571              42               357            (645)
 Cash and cash equivalents, beginning of period                    208           1,851             1,422           2,538
-------------------------------------------------------------------------------------------------------------------------
 Cash and cash equivalents, end of period                      $ 1,779         $ 1,893           $ 1,779         $ 1,893
=========================================================================================================================
See accompanying notes to consolidated financial statements.
See supplementary information (note 3).






                                       4





SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2001
(Expressed in thousands of United States dollars)
Prepared in accordance with United States generally accepted accounting principles.
===================================================================================

1.    BASIS OF PREPARATION

      The accompanying financial information does not include all disclosures required under generally accepted accounting principles for annual financial statements. The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. The consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's fiscal 2000 Annual Report.

2.    SIGNIFICANT ACCOUNTING POLICIES

      The financial statements have been prepared in accordance with accounting principles generally accepted in the United States using the same accounting policies and methods of application as those disclosed in note
      1 to the Company's financial statements for the year ended December 31, 2000, except for the valuation of derivatives. The Company adopted SFAS
      No. 133, "Accounting for Derivative Instruments and for Hedging
      Activities," in the first quarter of fiscal 2001. SFAS No. 133, as amended, requires the Company to recognize derivatives on the balance sheet at fair value. The gains or losses resulting from changes in the fair value of derivative instruments will either be recognized in current earnings or in other comprehensive income, depending on the use of the derivative and whether the hedging instrument is effective or ineffective when hedging changes in fair value. For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change of value. The adoption of SFAS No. 133, as amended, by the Company during the first quarter of fiscal 2001 did not have a material impact on its consolidated financial position, results of operations, or cash flows.

3.    SUPPLEMENTARY INFORMATION

---------------------------------------------------------------------------------------------------
                                          2000             2001               2000             2001
---------------------------------------------------------------------------------------------------
Cash received for interest                 $5              $37                $13              $65

Cash paid (received) for:
     Interest                              43                1                 57                3
     Income taxes                           9              (38)                82              (17)

Non-cash financing activities:

    Broker warrants expired                 -                -                  -               11


4.    GOODWILL WRITE-DOWN

      In the quarter ended June 30, 2001, the Company recorded a goodwill write-off of $1,468,000 representing the remaining net book value of the goodwill recorded in connection with the acquisition of the net assets of Alex Computer Systems Inc. in March 1998. Management concluded that a permanent impairment in the value of this asset had occurred based on an analysis of the projected future undiscounted and discounted cash flows related to this asset. The write-down of goodwill was recorded in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of."

ITEM 2.  MANAGEMENT DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

           The following discussion and analysis should be read in conjunction with the Company's financial statements and the notes thereto included elsewhere in this Quarterly Report.

GENERAL

           The Company was incorporated in 1987 under the laws of British Columbia. The Company provides high performance signal processing hardware and software systems for the wireless and Voice over Packet communications infrastructure markets. The Company's proprietary hardware and software systems can process massive amounts of voice and data signals simultaneously and are designed for use in communications gateways, cellular base stations, satellite ground stations and government wireless systems.

           The Company devotes significant resources toward research and product development activities. The Company sometimes enters into agreements with its Original Equipment Manufacturer, or OEM, customers and others under which the Company receives development contract fees in connection with the development of products in anticipation of production and uses these fees to fund the related product development. Development contract fees are recognized as revenue upon the achievement of predetermined development milestones, which also typically coincide with invoicing and payments. Costs associated with development contract fees are included in cost of goods sold. The timing and amount of development contract fees and the relative mix between products sold has affected and will continue to affect period-to-period comparisons of gross profit and income from operations.

           The Company publishes its financial statements in United States dollars ("US$") and prepares all such statements in accordance with United States generally accepted accounting principles.

RESULTS OF OPERATIONS

                                                      Three months ended September 30,        Nine months ended September 30,
                                                          2000                2001                2000               2001
-------------------------------------------------------------------------------------------------------------------------------
Sales                                                        100.0%              100.0%              100.0%             100.0%
Cost of sales                                                 40.0%               39.6%               39.9%              40.2%
-------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                  60.0%               60.4%               60.1%              59.8%

Expenses
    Administrative                                            17.0%               29.5%               19.3%              25.4%
    Sales and marketing                                       19.4%               29.6%               23.1%              24.3%
    Research and development                                  23.7%               40.5%               26.8%              31.6%
    Amortization                                               4.9%                4.2%                5.7%               7.0%
    Write-down of other assets                                 0.0%                0.0%                0.0%               9.9%
-------------------------------------------------------------------------------------------------------------------------------
                                                              64.9%              103.8%               74.9%              98.1%

-------------------------------------------------------------------------------------------------------------------------------
Loss from operations                                          (4.9%)             (43.4%)             (14.8%)            (38.3%)

Other
    Interest expense and bank charges                          0.6%                0.0%                0.3%               0.2%
    Other income                                              (0.1%)              (0.9%)              (0.1%)             (0.5%)
-------------------------------------------------------------------------------------------------------------------------------

Loss before income taxes                                      (5.4%)             (42.5%)             (15.0%)            (38.0%)

Income tax expense (recovery)                                  0.9%                0.0%               (0.3%)              0.1%
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Net loss for the period                                       (6.3%)             (42.6%)             (14.8%)            (38.1%)
================================================================================================================================

THREE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO THE THREE MONTHS ENDED SEPTEMBER 30, 2000

           SALES. Sales for the quarter ended September 30, 2001 were $4,375,000, a decrease of $2,978,000, or 40.5%, relative to sales in the quarter ended September 30, 2000. Included in 2001 third quarter sales were revenues from sales of the Company's internally developed Texas Instruments-based products of $2,591,000, or 59.2% of sales for the quarter, compared to $4,987,000, or 67.8% of sales for the third quarter of 2000. Also included were revenues from the Company's Analog Devices-based products of $1,468,000, or 33.6% of sales, compared to $1,221,000, or 16.6% of sales for the third quarter of 2000. Sales for the third quarter of 2001 also included development contract fees of $38,000, or 0.9 % of sales for the quarter, compared to development contract fees of $309,000, or 4.2% of sales for the third quarter of 2000. The decrease in the Company's sales for the third quarter of 2001 compared to sales for the third quarter of 2000 was attributable to a general slowdown in orders affecting the entire communications market and the extension of the design cycles of some of the Company's commercial customers.

           GROSS PROFIT. Gross profit decreased to $2,644,000 for the third quarter of 2001 from $4,414,000 for the third quarter of 2000, a decrease of 40.1%. Gross margin (profit as a percentage of sales) remained relatively unchanged at 60.4% for the third quarter of 2001 compared to 60.0% for the third quarter of 2000. The Company's historical gross margin has varied by quarter due to volume-related efficiencies, changes in product and customer mix, amortization of deferred software and related development costs, and provisions for manufacturing scrap and obsolescence.

           ADMINISTRATIVE, SALES AND MARKETING. Administrative, sales and marketing, or AS&M, expenses consist primarily of salaries, sales commissions and benefits related to the Company's sales, marketing and administrative personnel and independent sales representatives. AS&M expenses for the third quarter of 2001 were $2,585,000 compared to $2,675,000 for the third quarter of 2000. Reduced sales commissions, employee bonuses, and discretionary spending resulted in the reduction of AS&M expenses. These expense reductions were partially offset by an increase in the Company's provision for bad debt. AS&M expenses as a percentage of sales increased to 59.1% of sales for the third quarter of 2001 compared to 36.4% of sales for the third quarter of 2000 due to the decline in the Company's sales without a commensurate reduction in AS&M expenses.

           AMORTIZATION. Amortization consists of the depreciation of the Company's fixed assets and amortization of goodwill and other intangibles. Amortization expense for the third quarter of 2001 was $184,000, a decrease of $173,000, or 48.5% over the third quarter of 2000. The decrease in amortization expense is the result of the Company's write-off during the second quarter of 2001 of $1,468,000 of goodwill recorded in connection with the acquisition of the net assets of Alex Computer Systems Inc.

           RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of salaries and related personnel benefits, engineering service costs relating to development contract fees and direct overhead costs. R&D expenses were $1,773,000 for the third quarter of 2001, or 40.5% of sales for the quarter, compared to $1,743,000, or 23.7% of sales for the third quarter of 2000. The expenses in the third quarter of 2001 consisted primarily of costs associated with new product developments undertaken by the Company. The increase in R&D expenses resulted primarily from an employee severance charge of $390,000 taken in relation to the layoff of twelve members of the Company's R&D staff. These additional expenses were partially offset by a reduction in non-labour development expenses and an increase in funding to the Company under its agreement with Technology Partnerships Canada, or TPC, as described below.

           OTHER INCOME (EXPENSE). Other income (expense) consisting primarily of interest income on short-term deposits and interest expense on bank indebtedness, was an income of $37,000 for the third quarter of 2001 compared to an expense of $38,000 for the third quarter of 2000.

           INCOME TAXES. The Company's income tax expense for the third quarter of 2001 was $2,000 compared to an income tax expense of $67,000 for the third quarter of 2000.

           NET LOSS. The Company had a net loss for the third quarter of 2001 of $1,863,000, compared to a net loss of $466,000 for the third quarter of 2000. The Company's loss per share (basic) for the third quarter of 2001 was $0.15, compared to a loss per share (basic) of $0.05 for the third quarter of 2000.

NINE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 2000

           SALES. Sales in the nine months ended September 30, 2001 were $14,874,000, a decrease of $3,951,000, or 21.0%, compared to sales for the nine months ended September 30, 2000. Included in sales for this period were revenues from sales of the Company's internally developed Texas Instruments-based products of $9,284,000, or 62.4% of sales for the period, compared to $12,479,000, or 66.3% of sales for the nine months ended September 30, 2000. Also included were revenues from the Company's Analog Devices-based products of $4,074,000, or 27.4% of sales, compared to $4,348,000, or 23.1% of sales for the nine months ended September 30, 2000. Sales for the nine months ended September 30, 2001 also included development contract fees of $167,000, or 1.1% of sales for the period, compared to development contract fees of $582,000, or 3.1% of sales for the nine months ended September 30, 2000. The decrease in the Company's sales for the nine months ending September 30, 2001 compared to sales for the nine months ending September 30, 2000 was attributable to a general slowdown in orders affecting the entire communications market and the extension of the design cycles of some of the Company's commercial customers

           GROSS PROFIT. Gross profit decreased to $8,893,000 for the nine months ended September 30, 2001 from $11,312,000 for the nine months ended September 30, 2000, a decrease of 21.4%. Gross margin (profit as a percentage of sales) remained relatively unchanged at 59.8% for the nine months ended September 30, 2001 compared to 60.1% for the nine months ended September 30, 2000. The Company's historical gross margin has varied by quarter due to volume-related efficiencies, changes in product and customer mix, amortization of deferred software and related development costs.

           ADMINISTRATIVE, SALES AND MARKETING. AS&M expenses for the nine months ended September 30, 2001 were $7,379,000 compared to $7,982,000 for the nine months ended September 30, 2000. Reduced sales commissions, employee bonuses, and discretionary spending resulted in the reduction of AS&M expenses. These expense reductions were partially offset by an increase in the Company's provision for bad debt. AS&M expenses as a percentage of sales increased to 49.7% of sales for the nine months ended September 30, 2001 compared to 42.4% of sales for the nine months ended September 30, 2000 due to the decline in the Company's sales without a commensurate reduction in AS&M expenses.

           AMORTIZATION. Amortization expense for the nine months ended September 30, 2001 was $1,042,000, a decrease of $28,000, or 2.6% over the nine months September 30, 2000. The decrease in amortization expense is the result of the Company's write-off during the second quarter of 2001 of $1,468,000 of goodwill recorded in connection with the acquisition of the net assets of Alex Computer Systems Inc., which was partially offset by the Company's accelerated amortization of goodwill and other intangibles in the first and second quarters of 2001.

           WRITE-DOWN OF OTHER ASSETS. In the second quarter of 2001, the Company recorded a goodwill write-off of $1,468,000, representing the remaining net book value of the goodwill recorded in connection with the acquisition of the net assets of Alex Computer Systems Inc. in March 1998. Management concluded that a permanent impairment in the value of this asset had occurred based on an analysis of the projected future undiscounted and discounted cash flows related to this asset.

           RESEARCH AND DEVELOPMENT. R&D expenses were $4,701,000 for the nine months ended September 30, 2001, or 31.6% of sales for the period, compared to $5,052,000, or 26.8% of sales for the nine months ended September 30, 2000. The expenses in the first nine months of 2001 consisted primarily of costs associated with new product developments undertaken by the Company. The decrease in R&D expenses resulted primarily from reduced third party development fees and increased funding to the Company under its agreement with Technology Partnerships Canada, or TPC, as described below. Although the Company's overall R&D spending has increased, due primarily to increased compensation expenses and a severance charge of $390,000 relating to the layoff of twelve members of the Company's R&D staff, the Company's reported R&D expenses decreased as the result of funding under the Company's TPC funding agreement being treated as an expense offset.

           OTHER INCOME (EXPENSE). Other income (expense) consisting primarily of interest income on short-term deposits and interest expense on bank indebtedness, was an income of $45,000 for the nine months ended September 30, 2001 compared to an expense of $39,000 for the nine months ended September 30, 2000.

           INCOME TAXES. The Company's income tax expense for the nine months ended September 30, 2001 was $12,000 compared to an income tax recovery of $50,000 for the nine months ended September 30, 2000.

           NET INCOME (LOSS). The Company had a net loss for the nine months ended September 30, 2001 of $5,664,000, compared to a net loss of $2,781,000 for the nine months ended September 30, 2000. The Company's loss per share (basic) for the nine months ended September 30, 2001 was $0.46, compared to a loss per share (basic) of $0.27 for the nine months ended September 30, 2000.

FINANCIAL CONDITION

           The Company historically has met its operating and capital requirements from cash flow from operations, from borrowings under its line of credit facility and from funds generated by sale of its equity securities.

           The Company has a credit facility with a Canadian Chartered Bank consisting of a Cdn$5,000,000 (approximately $3,170,000) operating line of credit. The Company's US dollar borrowing capacity under its Canadian dollar-denominated line of credit will vary period to period based on exchange rate fluctuations. Borrowings under the line of credit bear interest at the bank's US base rate plus 1/2%, unless the borrowings are denominated in Canadian dollars, in which case the rate of interest is the bank's prime rate plus 1/2%. Borrowings are due on demand and interest is due monthly. Borrowings may not exceed certain percentages of a specified borrowing base consisting of domestic and foreign accounts receivable. The agreement relating to the line of credit requires the Company to maintain certain financial ratios, including a current ratio of 1.50 to 1.00 and a debt to tangible net worth ratio of 1.25 to 1.00. The Company believes it is in compliance with the terms of the line of credit. Borrowings under the line of credit are secured by substantially all of the Company's current assets. The Company's net borrowings under the line of credit as of September 30, 2001 were negligible. The Company had no significant long-term debt at September 30, 2001.

           On September 12, 2000, the Company issued 1,764,705 Special Warrants at a price of Cdn$4.25 per Special Warrant for total gross proceeds of Cdn$7,499,996. Each Special Warrant was exercisable, without additional payment, into one common share of the Company and one share purchase warrant having an exercise price of Cdn$4.75 and an expiration date of June 7, 2002. The Special Warrants were exercised on December 5, 2000. None of the share purchase warrants received on exercise of the Special Warrants were exercised as of September 30, 2001.

           At September 30, 2001 and December 31, 2000, the Company's net cash surplus was $1,893,000 and $2,538,000, respectively. Net cash used for operating, financing and investing activities was $645,000 in the nine months ended September 30, 2001 compared to net cash provided by operating, financing and investment activities of $357,000 in the nine months ended September 30, 2000.

           The Company's net accounts receivable balance at September 30, 2001 and December 31, 2000 was $3,808,000 and $7,598,000, respectively. The decrease in accounts receivable was attributable to a decrease in non-trade receivables, including amounts due from Technology Partnerships Canada described below, as well as reduced trade receivables due to reduced sales in the three months ended September 30, 2001. The Company's standard collection terms are net 30 days, subject to adjustment for certain customers.

           The Company made capital expenditures of $702,000 during the nine months ended September 30, 2001 relating primarily to the purchase of computer equipment, furniture and fixtures, and leasehold improvements.

           Other than with respect to operating leases and the agreement with Technology Partnerships Canada described below, the Company does not have significant future expenditure commitments at September 30, 2001.

           In March 1999, the Company entered into an agreement with Technology Partnerships Canada, or TPC, an agency of the Canadian government, providing for an investment in the Company to finance approximately one-third of the Company's research and development costs to develop a new product line targeted to the telecommunications market. The agreement provides for a maximum commitment by TPC of $3,990,000 (Cdn$6,300,000) through 2002. The Company plans to use the funds to accelerate development of next-generation hardware and software systems that can be deployed in high-end commercial applications, such as telecommunications servers and wireless base stations. The investment is structured as a contingently repayable investment, with repayment beginning no earlier than 2001, if new products are developed and offered for sale by the Company, by way of a 2.5% royalty on the new products being financed by the investment. If the Company has not paid at least $7,220,000 (Cdn$11,400,000) in royalties to TPC by December 31, 2006, royalties shall continue to be due at a rate of 2.5% until an aggregate of $7,220,000 (Cdn$11,400,000) in royalties has been paid. The investment is also repayable immediately upon the occurrence of certain events of default, which include bankruptcy events. Otherwise, the Company is not required to repay the investment except by way of royalties, if

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

any, on the products financed by the investment. TPC did not receive an equity participation in the Company as part of its investment.

           The Company believes that cash generated from operations and borrowings available under its line of credit facility, as well as funds received from TPC, will be sufficient to meet its working capital and capital expenditure requirements for at least the next twelve months. However, the Company may in the future require additional equity or debt financing to meet its working capital, property and equipment and acquisition requirements. There can be no assurance that additional financing will not be required sooner, or, if required, that it will be available on a timely basis or on terms satisfactory to the Company.

INFLATION, FOREIGN CURRENCY FLUCTUATIONS AND HEDGING

           The Company believes that inflation and other changes in prices have not had a material effect on the Company. The Company intends to continue to sell the majority of its products in US dollars while incurring costs in varying proportions in Canadian dollars, US dollars and other currencies. Thus, the Company's operations are susceptible to fluctuations in currency exchange rates. In addition, if the Canadian dollar rises relative to the US dollar, the Company's reported operating expenses and net income may be materially and adversely affected. Since 1995, the Company has, from time to time, entered into currency derivative contracts to attempt to reduce a portion of its exposure to foreign exchange rate fluctuations. These contracts typically do not have terms exceeding one year when entered into. The market price of these contracts generally approaches the spot exchange rates as the contracts approach the expiration of their term. The maximum amount the Company has hedged under these contracts at any one time is Cdn$8,000,000. While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the US dollar and the Canadian dollar by denominating many of its payment obligations in US dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company's business, financial condition or results of operations.

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




                           PART II. OTHER INFORMATION

ITEM 1.    LEGAL PROCEEDINGS

None

ITEM 2.    CHANGES IN SECURITIES

None

ITEM 3.    DEFAULTS UPON SENIOR SECURITIES

Not Applicable

ITEM 4.    SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

ITEM 5.    OTHER INFORMATION

Not Applicable

ITEM 6.    EXHIBITS AND REPORTS

None


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



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    SPECTRUM SIGNAL PROCESSING INC.

   Date:  November 7, 2001          By: /s/  Martin C. McConnell
                                        ---------------------------------------
                                        Name:  Martin C. McConnell
                                        Title: Vice President of Finance, Chief
                                               Financial Officer and Secretary



                                      II-2